UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0167
WASHINGTON, D.C. 20549	Expires:	May 31, 2021
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:         000-53394

American Pacific Properties Corp.

(Exact name of registrant as specified in its charter)

555 California Street, Suite 4925, San Francisco, CA 94014, (415) 659-1899

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☑
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☑
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of records as of the certification or notice date:         67

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 12, 2018	By: /s/ Kai Cheng Tang
Name: Kai Cheng Tang
Title: Chief Executive Officer